STEPHEN P. FARRELL
212-309-6050
sfarrell@morganlewis.com
------------------------

April 21, 2005

Mr. Paul Dudek
Chief, Office of International Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 3-2
Washington, D.C. 20549

Re:  StealthGas Inc. - Confidential Submission of Registration Statement
     on Form F-1
     -------------------------------------------------------------------

Dear Mr. Dudek:

On behalf of our client, StealthGas Inc., a company organized under the laws of the Republic of the Marshall Islands and a "foreign private issuer" (the
"Company"), enclosed please find 10 copies of the proposed Registration
Statement on Form F-1 relating to the Company's public offering of common stock.

The delivery hereby does not constitute a formal, public filing with the United
States Securities and Exchange Commission (the "SEC"), but rather a confidential submission for review in accordance with Securities Act Release No. 33-7053 in order to obtain your staff's preliminary observations on the enclosed. The
Company intends to follow up this preliminary confidential submission with a formal, public filing after receipt of the Staff's comments thereon.

The Company currently anticipates that it will request the SEC to declare effective the Registration Statement on Form F-1 in June 2005.

The Company's financial statements included in the F-1 Registration Statement have been prepared in accordance with United States generally accepted accounting principles and have been audited by Deloitte & Touche, the Company's independent accountants. Peter Pardo of Deloitte & Touche may be contacted at 44
(20) 7007 0730.

On behalf of the Company, please allow us to express our appreciation of your attention to this matter and your willingness to provide a confidential pre-filing review of the F-1 Registration Statement.

We are enclosing three copies of a letter to Craig Olinger, Deputy Chief
Accountant, requesting the Staff's advice as to whether the Company, if it elects to purchase two vessels currently subject to charter, would be required to provide historical financial information for periods prior to the acquisition of these vessels.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

If you have any questions or comments regarding this matter, please contact me at (212) 309-6050.

Very truly yours,

/s/ Stephen P. Farrell

Enclosure

cc:  StealthGas Inc.
     Millbank, Tweed, Hadley & McCloy LLP
     Deloitte & Touche

STEPHEN P. FARRELL
Tel: (212) 309-6050
sfarrell@morganlewis.com

April 21, 2005

Mr. Craig C. Olinger
Deputy Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

RE:  StealthGas Inc.
     ---------------

Dear Mr. Olinger:

     I am writing you on behalf of our client, StealthGas Inc., a recently formed Marshall Islands company ("StealthGas"), which has assembled a fleet of liquefied petroleum gas carriers ("LPG carriers") and which is today confidentially submitting to the Commission a registration statement on Form F-1 with the intention of registering its common stock for an initial public offering in the United States. A copy of that registration statement accompanies this letter.

     We are advised by our client as follows:

     The vessels carry various liquefied petroleum gas products including propane, butane, ammonia, butadiene, propylene and vinyl chloride. Four of the ships were acquired by privately-owned affiliates of StealthGas between October and December 2004. Another ship was acquired by StealthGas in February 2005 and an additional three ships were acquired in April 2005. StealthGas will acquire another ship in May 2005. The privately-owned affiliates which acquired the four ships in 2004 were contributed to StealthGas. Each of these privately-owned affiliates was formed for the sole purpose of acquiring the related vessel and each had no operating history prior to the acquisition of the related vessel.
The affiliates were controlled by the Vafias family of Athens, Greece which has over 30 years' experience in owning and managing on a private basis a large fleet of drybulk carriers and oil product tankers. A member of the Vafias family is the chief executive officer of StealthGas and the beneficial owner of all outstanding shares of StealthGas.

Securities and Exchange Commission

     The registration statement which StealthGas is submitting contains audited financial statements, prepared in accordance with U.S. GAAP, for the period from
October 12, 2004 through December 31, 2004, covering the four LPG carriers acquired last year and reflecting the Vafias Group affiliated companies that owned and operated the four LPG carriers, in accordance with generally accepted accounting principles. The acquisitions of these four affiliated companies by
StealthGas represent transactions between entities under common control and, in accordance with SFAS No. 141, "Business Combinations," paragraphs D14-D18, the financial statements of StealthGas have been prepared as if the affiliated companies were contributed to StealthGas on the dates the vessels were acquired by the affiliated companies. (See Note 1 to the consolidated financial statements included in the registration statement). StealthGas will amend its registration statement to include unaudited financial statements for the first calendar quarter of 2005, covering those four LPG carriers as well as the operations of the additional LPG carrier acquired in February 2005 from its acquisition date.

     As discussed in its registration statement, subsequent to completion of the initial public offering, StealthGas is considering acquiring up to three additional LPG carriers. Two of those vessels, if acquired by StealthGas, will be subject to existing time charters at the time of their acquisition. Since acquisitions of carriers are structured as asset purchase transactions, acquisitions of carriers that are subject to existing time charters must include assignments of the charters (with the charterers' consents) to the purchaser.
One of the ships subject to a charter was delivered and its charter assigned to a Vafias Group affiliate in October 2004. The other vessel will be acquired in
May 2005 by the Vafias Group. No final decision has been made at this time as to whether these ships will become part of the StealthGas fleet; if they do not, they would continue to be owned and operated by the Vafias Group on a private basis.

     StealthGas has concluded that its acquisitions of the eight ships in its existing fleet and the ship to be acquired in May 2005, all of which were or will be delivered charter free by their various prior owners, are acquisitions of "assets" and not of "businesses" under Rule 11-01(d) of Regulation S-X.

     The purpose of this letter is to request the Staff's concurrence with
StealthGas's conclusion that the possible acquisitions of the two vessels subject to existing charters are not acquisitions of a "business" under Rule
11-01(d) of Regulation S-X and, accordingly, the presentation in the registration statement of historical financial statements for the vessels under
Rule 3-05 of Regulation S-X and of pro forma combined financial information under Article 11 of Regulation S-X is not required.

                                     SUMMARY
                                     -------

     The following summarizes StealthGas's position with respect to the possible acquisition of the two additional LPG carriers, which would be subject to existing charters:

1.   In the shipping industry, vessels are invariably sold to unaffiliated purchasers in asset

Securities and Exchange Commission

     transactions since vessel purchasers do not wish to risk inheriting any liabilities arising from a prior owner's operation of a ship. Since asset sales are the norm, StealthGas believes that vessel purchasers are rarely shown any historical financial statements relating to any purchased vessel.
     With respect to the acquisition of the eight vessels in its current fleet, and the additional vessels it is considering acquiring, StealthGas did not request nor did it receive any historical financial statements. Moreover, a prior owner's financial results have little relevance to the new owner since the ship will have a new crew, new commercial and technical management, new insurance coverage, new financing, new flag or registry, etc. and the new owner's own fleet size, location and operational structure will dictate very different economies of operation and scale.

2.   One of the two LPG carriers subject to existing charters that StealthGas may acquire from Vafias Group affiliates was acquired in October 2004 by a
     Vafias Group affiliate pursuant to a memorandum of agreement (the standard form of ship sale contract used in the shipping industry) that was signed in September 2004. A Vafias Group affiliate signed a memorandum of agreement in March 2005 for the ship to be delivered in May 2005. The two purchases were not conditioned on one another, although the Malaysian seller is the same. The Malaysian seller is not related in any way to the
     Vafias Group or to StealthGas.

3.   Each Vafias Group affiliate that acquired or will acquire one of the two vessels subject to charter is acquiring only the stores, bunkers (fuel), and lubricants on board. The prior owner's crews, shore personnel and other employees will not be employed by the purchasers after the vessels'
     delivery. Upon delivery, each vessel has been or will be renamed and re-registered or re-flagged. No trademarks or tradenames are being acquired. In addition, any relevant insurance coverage and financing have been or will be changed upon delivery. Both the commercial management
     (i.e., chartering and shore-based management) and the technical management
     (day-to-day operation of the vessels) have been changed (in the case of the already delivered vessel) and will be changed upon vessel delivery (in the case of the vessel being delivered next month). In short, apart from the revenue streams from the charters, the business attributes stemming from the vessels' earlier operations will not survive their change in ownership.

4.   Although the two LPG carriers that StealthGas is considering acquiring are subject to existing charters, the existing charters do not convert the acquisition of the carriers into acquisitions of businesses. One of these existing charters, which expires in March 2006, is with a major oil company; the other, which expires in May 2006, is with a Korean trading company. While the revenue streams remain the same after the assumption of the charters, every other significant item affecting the operation and overhead for the ships (i.e., officers, crew, commercial and technical management, insurance, financing and debt service, registry, etc.) changed.
     Consequently, the operating results under the ships' former owner (located in Malaysia) would be of limited relevance to StealthGas or to investors in
     StealthGas and were not considered by the Vafias Group when they agreed to acquire the ships.

Securities and Exchange Commission

This letter provides additional information about the possible acquisitions of the two ships subject to existing charters and StealthGas's analysis of the nature of the revenue producing activities and the factors described in Rule
11-01(d) of Regulation S-X pertaining to whether businesses would thereby be acquired. As described below, StealthGas believes that there is insufficient continuity of the two vessels' operations prior to and after their acquisition to conclude that disclosure of prior financial information would be material to an understanding of its future operations with those two ships. Accordingly, it believes that historical financial statements of these vessels are not required to be included in the StealthGas registration statement as the transactions do not constitute acquisitions of businesses for the purposes of Rule 3-05.

Background

     StealthGas has a fleet of nine LPG carriers, eight of which have been delivered to date. LPG carriers carry a variety of petroleum gas products, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer which are byproducts of the production of oil and natural gas. These products have a variety of industrial and other uses, including space heating, cooking, water heating, process heating and the manufacture of plastics.

     Management of vessels is broken down into two categories: (i) the commercial management, which relates to the shore-based administration and chartering of a ship, and (ii) the technical management, which relates to the physical operation and maintenance of the vessel. StealthGas has contracted with
Stealth Maritime, a Vafias Group company, to provide overall management of the vessels in StealthGas's fleet for a daily per ship charge. Stealth Maritime has subcontracted the technical management of the StealthGas fleet to V. Ships
(Cyprus) and Tesma (Singapore), which are independent ship management companies not affiliated with the Vafias Group or with StealthGas. These technical managers did not manage the two vessels for their prior owner. Under the agreements with these technical managers, Stealth Maritime will pay each technical manager a fixed fee per ship each month, plus reimbursement of their costs. The managers are responsible for the crewing, operation and maintenance of the vessels under their control.

Possible Acquisitions

     With respect to the two ships subject to existing charters which StealthGas is considering acquiring, no contracts of any kind were or will be assumed other than their charters. StealthGas will not assume any trade names, trademarks, copyrights or other intellectual property in connection with the acquisition of the two vessels. Each of the vessels has been or will be renamed and re-flagged or re-registered. Summary information about the two ships is as follows:

Securities and Exchange Commission



                                              HISTORICAL PURCHASE
                                              -------------------
                     ACQUISITION DATE               PRICE                   EMPLOYMENT          CHARTER RATES
                     ----------------               -----                   ----------          -------------

Gas Prodigy          October 2004            $   9.0 million              Time charter        $4,167
                                                                          Expires 3/06        per day

Gas Oracle           May 2005                $   5.0 million              Time charter        $3,801
                                                                          Expires 5/06        per day


     While the per month revenue streams under the two charters is known through the respective charter termination dates, commercial and technical management, crews, insurance, financing, debt service, etc. and the attendant costs and expenses, StealthGas believes, will be different from what the vessels' prior owner experienced. Moreover, as to the Gas Prodigy, which was delivered in
October 2004, the operating results under Vafias Group management since its delivery are available and, if the vessel were to be included in the StealthGas fleet, its operating results would be retroactively reflected in the StealthGas registration statement since the affiliate and StealthGas are under common control. The Vafias Group's daily operating costs for the Gas Prodigy, which would be reflected in the registration statement, have been $2,636. StealthGas believes that these actual results are more clearly indicative of the results that can be expected on a going forward basis than what the former Malaysian owner experienced. The Vafias Group's results for the Gas Prodigy are also quite relevant to the Gas Oracle, which will be delivered in May 2005, since the Gas
Prodigy and the Gas Oracle are "sister ships" (built at the same time by the same shipyard under the same specifications) and thus their running costs should be very similar.

Application of Rule 11-01(d)
----------------------------

     Rule 11-01(d) of Regulation S-X requires the presentation of audited financial statements of a significant business that has been acquired and provides that the determination as to whether a "business" has been acquired should be performed "in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations". In arriving at its conclusion that the acquisitions of the Gas Prodigy and the Gas Oracle would not constitute acquisitions of businesses, the facts and circumstances StealthGas considered included (i) whether the nature of the revenue producing activities will remain generally the same as before the acquisitions, (ii) whether any of the attributes described in Rule 11-01(d)(2) will remain with the two vessels after the acquisitions, and (iii) the materiality of prior financial information to an understanding of future operations. A description of these attributes is detailed below.

Securities and Exchange Commission

     Nature of Revenue Producing Activities:

     The use of the two LPG carriers will remain the same during the remaining terms of their respective charterers. The charter for the Gas Prodigy delivered in October 2004 began in March 2004 and will terminate in March 2006; the charter for the Gas Oracle to be delivered in May 2005 began in May 2004 and will end in May 2006.

     The charter rates for the two LPG carriers were apparently negotiated in the spring of 2004 and will be disclosed in StealthGas's registration statement.
During the ensuing 12 months, charter rates have changed significantly. The changes in the charter market for LPG carriers are discussed in the section entitled "The International Gas Carrier Industry" in the prospectus included in
StealthGas's registration statement. With the volatility in the charter rates,
StealthGas does not believe that historical revenue streams based on year old charter rates, coupled with another owner's cost structure, will give investors information from which they can reliably assess performance of the ships following termination of the respective charters next spring or assess the likely future performance of other StealthGas carriers.

Analysis of Attributes described in Rule 11-01(d)(2):

     I)   Physical Facilities. The primary physical facilities are the ships themselves. However, StealthGas will operate out of different office locations from those of the prior owner, which was located in
          Malaysia. In addition, each of StealthGas's technical managers, V.
          Ships (Cyprus) and Tesma (Singapore), neither of which was employed by the prior owner, has its own office facilities.

     II)  Employee Base. Upon the transfer to the Vafias Group of the vessel delivered in October 2004, the crew and officers were changed. The crew and officers will be changed upon delivery of the other ship in
          May 2005. Stealth Maritime, a Vafias Group affiliate, has its own personnel who will be involved in the commercial management of the two ships as well as the remaining ships in the StealthGas fleet. V. Ships
          (Cyprus) and Tesma (Singapore), the subcontracted technical managers, each have their own staffs as well.

     III) Market Distribution System. See "Sales Force" below.

     IV)  Sales Force. Stealth Maritime, as commercial manager, will engage independent charter brokers to find employment for the two ships following the expiration of their respective charters. These brokers will operate under guidelines established by StealthGas and Stealth
          Maritime for the entire StealthGas fleet.

Securities and Exchange Commission

     V)   Customer Base. The two vessels subject to existing charters, which
          StealthGas is considering acquiring, have and will have the same charters. The respective charter rates will remain the same. However,
          StealthGas did not acquire any customer lists from the prior owner and when the charter terms end, StealthGas will remarket the vessels to its existing customer base.

     VI)  Operating Rights. Both vessels are free to operate and trade in international jurisdictions around the world provided their classifications meet the appropriate safety standards for a specific region. The vessels operate under different flags and different owning companies from those established by the previous owner. The name of each ship has been or will be changed.

     VII) Production Techniques. In the shipping industry, the production process comprises both the commercial management (including chartering) and the technical management of a vessel. As noted above, the management structure has or will be changed completely.

     VII) Tradenames. StealthGas did not, and will not, assume any tradenames, trademarks, copyrights or other intellectual property in connection with the acquisition of either of the vessels. Each of the vessels has been or will be renamed and re-flagged.

Materiality of prior financial information to an understanding of future operations

A shipowner's profitability is driven in large part by its management practices and cost controls. The principal variable expense items for shipping companies are vessel operating expenses and general and administration costs. Vessel operating expenses are the operating costs (crew, provisions, stores, lubricants, insurance, maintenance and repairs) that are borne by the shipowner.
They can vary considerably from owner to owner and are driven by individual factors such as crew selection, technical manager and repair and maintenance practices and expenditures as well as by the size of the owner's fleet and management organization (i.e., economies of scale and economic leverage), location and similar factors.

General and administrative costs also can vary considerably from owner to owner depending on where the manager is located and the geographic areas in which the carriers operate. In addition, the size of the fleet under management can drive economies of scale and affect the amounts and relative significance of these expenses.

In short, the prior operating results of ships that were generated by an unrelated owner in Malaysia, which operated them as part of a different fleet with a different commercial and technical management structure, operating costs and overheads, are of little relevance to StealthGas or to investors in
StealthGas. StealthGas will have access to the economies of scale enjoyed by the
Vafias Group's 30 ship fleet and will impose its own management and cost structure on the vessels.

Securities and Exchange Commission

Conclusion
----------

     For the reasons described above, StealthGas believes that the operating results of the two vessels should be substantially different following their acquisition. Moreover, StealthGas is unable to obtain the historical financial statements covering the previous operation of the vessels from their prior owner. The disclosure of such information was not relevant to the Vafias Group when it negotiated the acquisitions and, in StealthGas's view, is not indicative of the operating results of the vessels under Vafias Group management as discussed above. StealthGas's costs, financing, and management structure are different from those of the prior Malaysian owner. StealthGas therefore believes that disclosure of historical financial information, which is not available to it, is neither material nor informative to investors. If StealthGas acquires these carriers subject to charters, it will reflect the Vafias Group affiliate that acquired Gas Prodigy in its financial statements included in the registration statement since the results of the Gas Prodigy after its acquisition by the Vafias Group affiliate in October 2004 will be relevant to an understanding of StealthGas's future operations.

     Accordingly, StealthGas requests the Staff's concurrence with its conclusion that the acquisition of the Gas Prodigy and the Gas Oracle subject to charters would not constitute acquisitions of a "business" as that term is defined in Rule 11.01(d) of Regulation S-X for purposes of the requirements in
Rule 3-05 and Article 11 of Regulation S-X that financial statements and pro forma financial information be included in a registration statement. In the event the Staff concurs with StealthGas's conclusion, StealthGas will include in its registration statement a description of the transactions and the assets acquired, the reasons for the transactions, and an explanation of why historical and pro forma financial statements of the operations would not be relevant to current or potential investors. To the extent practicable, it will also include a description of the anticipated effects of the transaction on operating results, financial condition, liquidity and capital resources.

     StealthGas's independent accountants are Deloitte & Touche LLP and they have reviewed this letter.

     If you would like a copy of any of the memoranda of agreement, any charter or any other document or information, please contact the undersigned.

                Thank you for your kind attention to this matter.

                                                 Very truly yours,

                                                 /s/ Stephen P. Farrell

cc:  Christine Davine - Deloitte & Touche
     StealthGas Inc.

STEPHEN P. FARRELL
212-309-6050
sfarrell@morganlewis.com
------------------------

June 15, 2005

Mr. Max A.Webb
Chief, Office of International Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Re:  StealthGas Inc. - Confidential Submission of Registration Statement on
     Form F-1
     ----------------------------------------------------------------------

Dear Mr. Webb:

On behalf of our client, StealthGas Inc., a company organized under the laws of the Republic of the Marshall Islands and a "foreign private issuer" (the
"Company"), enclosed please find three (3) clean copies of the amended
Registration Statement on Form F-1 relating to the Company's public offering of common stock and three (3) black-lined copies marked against the copy submitted on April 21, 2005. The delivery hereby does not constitute a formal, public filing with the United States Securities and Exchange Commission (the "SEC"),
but rather a confidential submission for review in accordance with Securities
Act Release No. 33-7053 in order to obtain your staff's observations on the enclosed. The Company intends to follow up this amended confidential submission with a formal, public filing after receipt of the Staff's comments thereon.

The Company currently anticipates that it will request the SEC to declare effective the Registration Statement on Form F-1 in July 2005.

The Company's financial statements included in the F-1 Registration Statement have been prepared in accordance with United States generally accepted accounting principles and have been audited by Deloitte Hadjipavlou, Sofianos &
Cambanis S.A., the Company's independent accountants. George D. Cambanis of
Deloitte Hadjipavlou, Sofianos & Cambanis S.A. may be contacted at +30 (210)
6781 226.

On behalf of the Company, please allow us to express our appreciation of your attention to this matter and your willingness to provide a confidential pre-filing review of the F-1 Registration Statement.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

If you have any questions or comments regarding this matter, please contact me at (212) 309-6050.

Very truly yours,

/s/ Stephen P. Farrell

Enclosure
cc:  StealthGas Inc.
     Millbank, Tweed, Hadley & McCloy LLP
     Deloitte & Touche

                                 STEALTHGAS INC.

                              RESPONSES TO COMMENTS
                              ---------------------

The following are the responses of the Registrant to the May 24, 2005 letter of the Staff of the Securities and Exchange Commission. Page numbers refer to the prospectus included in the revised Registration Statement confidentially submitted herewith. Where a change has been made in response to a comment, conforming changes have been made to similar disclosure elsewhere in the document.

General
-------

1.   Update the financial statements, as necessary, to comply with Rule 3-12 of
     Regulation S-X at the effective date of the registration statement.

The financial statements of the Company and its consolidated subsidiaries included in the Registration Statement have been updated to include the period through March 31, 2005. If necessary in order to comply with Rule 3-12 of
Regulation S-X, the Company will further update its financial statements prior to the effective date of the Registration Statement.

2.   Please include a currently dated consent in the registration statement prior to requesting effectiveness.

Noted.

Front Cover
-----------

3.   Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section
     VIII of the Division of Corporation Finance March 31, 2001 Current Issues
     and Rulemaking Projects Quarterly Update available at www.sec.gov.

The Company advises the Staff that it does not intend to include artwork in the
Registration Statement.

Prospectus Summary
------------------

4.   We refer to the first sentence under this heading. This section should summarize the key and not some of the information that appears in the prospectus. Please revise.

The Company has revised the first sentence under the heading "Prospectus
Summary" on page 1 to refer to "key" information rather than "some" information.

Our Fleet, page 2
-----------------

5.   Please disclose here, as disclosed on page 27, that you are purchasing the
     Identified Vessels from the Vafias Group and briefly discuss the terms of the purchase.

The Company has revised the disclosure under "Prospectus Summary--Our Fleet" on page 2 to disclose that it intends to purchase the Identified Vessels from the
Vafias Group. The Company has included a

brief description of the terms of the purchase of the seven Identified Vessels on pages 2 and 31. The Company notes that the number of Identified Vessels has been increased to include four additional vessels, for a total of seven
Identified Vessels, as disclosed on page 2.

6.   Please revise the last paragraph to clarify that your ability to take advantage of market conditions will be hampered by the fact that your vessels may be tied up in charters lasting several years or, conversely, that no long term charters may be available when market conditions would make selecting them advantageous.

The Company has added a sentence in the last paragraph on page 3 under
"Prospectus Summary--Our Fleet" stating that while its ships are committed on period charters the Company will be unable to take advantage of improving charter rates.

Our Fleet Manager, page 3
-------------------------

7.   Include a brief discussion of the terms of the management agreement with
     Stealth Maritime in this section.

The Company has added a paragraph under the heading "Prospectus Summary--Our
Fleet Manager" on page 4 describing the terms of the management agreement between the Company and Stealth Maritime S.A.

Our Distinguishing Factors, page 4
----------------------------------

8.   The first two bullet points under this subheading seem to address factors that apply to the entire industry rather than ones that distinguish the company from others. Revise to delete the heading or advise.

The Company has revised "Prospectus Summary--Our Distinguishing Factors" on page
5, including by combining the first two bullet points on page 5 into one bullet point and moving such bullet point to "Prospectus Summary--Our Business
Strategy" on page 6.

9.   We do not understand how a company formed in December 2004 could have
     "strong customer relationships." Either revise or tell us how. A relationship with the Vafias Group is not a relationship with StealthGas.

The Company has revised the statement regarding "strong customer relationships"
on page 5 to clarify that it is the Vafias Group that has strong customer relationships and that the Company believes it will be able to gain access to these customers through the Vafias Group's strong customer relationships.

Leveraging Relationship with Vafias Group, page 4
-------------------------------------------------

10.  Please disclose here the age of your CEO. Also add a risk factor about his age and the amount of experience it suggests or tell us why it is not needed.

The Company has revised the disclosure on page 5 under "Prospectus Summary--Our
Distinguishing Factors--Leveraging Relationships with the Vafias Group" to disclose that Harry Vafias, its CEO, is 27 years old. In addition, the Company has added a risk factor on page 21 disclosing the risks attendant to the fact that Mr. Vafias does not have prior experience as a chief executive officer of a public company.

Increased Market Share Through Acquisition of Identified Vessels, page 4
------------------------------------------------------------------------

11.  To help investors gauge the importance of your enhanced market share, please disclose the percentage of the fleets of the size you discuss you will have.

The Company has added a bullet point on page 5 under "Prospectus Summary--Our
Distinguishing Factors" entitled "Increased Market Share Through Acquisition of
Identified Vessels" disclosing the percentage of 3,000-8,000 cbm LPG carriers its fleet will represent after the acquisition of the Identified Vessels.

Our Business Strategy, page 5
-----------------------------

12.  We refer to your statement in the fourth bullet point, that as you grow your fleet, you will own among the larger LPG carrier fleets. Given the current number of ships in your fleet, the definitive tone of the statement seems inappropriate. Becoming an industry leader is a goal or a hope; we do not understand why it is a strategy. Please revise or delete.

The Company has revised the discussion on page 6 under "Prospectus Summary--Our
Business Strategy-Becoming an Industry Leader" to disclose that after acquisition of the Identified Vessels, its fleet will consist of 16 vessels and that the Company intends to continue to grow its fleet so it will have 25 or more vessels which will place it among the larger LPG carrier fleets in operation.

Risk Factors, page 11
---------------------

13.  Either add a risk factor to address your lack of operating history in the current holding company structure or tell us what consideration you have given to doing so.

The Company has included a risk factor discussing the risks related to its limited operating history and its lack of history in the current holding company structure, as well as the difficulties such a limited financial history may pose to investors in evaluating the Company's potential future performance under
"Risk Factors--Company-Specific Risks" on page 18.

14.  Either add a risk factor to address the difficulty that may arise in attempting to affect service of process on officers and directors of the company who are non-U.S. persons or enforcing U.S. judgments against the assets of the company located outside of the United States or tell us what consideration you have given to doing so.

The Company has included a risk factor on page 27 under "Risk
Factors--Company-Specific Risks" discussing the potential difficulty in attempting to effect service of process on its officers and directors who are
non-U.S. persons or enforcing U.S. judgments against the assets of the Company located outside the United States.

15.  Please add a risk that the period of less than three months for which you have provided financials may be too short a period to judge whether you have a viable business model.

As noted in the response to comment 13, the Company has revised the registration statement to include a risk factor on page 18 under "Risk
Factors--Company-Specific Risks" regarding the limited operating history of the
Company and the difficulties such a limited financial history covered by the
Company's financial statements may pose to investors in evaluating the Company's potential future performance.

16.  Consider including a risk factor discussion addressing the potential conflict of interest between the company and some of its officers and directors who also are executives of companies in the same industry as you.

The Company supplementally advises the Staff that none of its officers or directors are officers or directors of other entities in the LPG shipping industry. Generally, other shipping sectors, such as oil and dry bulk, are not considered to be in the same industry, or competitive, with companies engaged in
LPG shipping. The Company has, however, added a risk factor on page 19 under
"Risk Factors--Company-Specific Risks" discussing the possibility that the
Company's officers and directors may in the future become involved in investments in other shipping concerns.

Our growth depends on continued growth in demand, page 12
---------------------------------------------------------

17.  Please revise the heading to clearly state the risk.

The Company has revised the heading of the risk factor regarding continued
growth in demand for LPG products and LPG shipping on page 14 in order to clarify the risk.

Because the market value of our vessels may fluctuate, page 13
--------------------------------------------------------------

18.  Please revise this subheading to indicate that the market values are currently at high levels.

The Company has revised the subheading and first sentence of the risk factor regarding fluctuation of market values on page 15 to disclose that market values of vessels are currently at high levels.

Our loan agreements or other financing arrangements, page 19
------------------------------------------------------------

19.  If there is a risk that you may not be able to maintain the specified financial ratios and covenants under the loan agreement with Fortis Bank, please disclose the ratios and covenants that you need to maintain here and show how you currently satisfy the ratios or covenants, so that investors can assess the risk.

The Company has revised the discussion on page 22 under "Risk
Factors--Company-Specific Risks--Our loan agreements or other financing arrangements contain restrictive covenants that may limit our liquidity and corporate activities" to disclose the ratio of the Company's total liabilities less total shareholders' equity to total assets, ratio of the aggregate market value of vessels securing the loan to the principal amount of the loan and the minimum aggregate cash balance required by the Fortis Bank loan agreement.

Capitalization, page 29
-----------------------

20.  Update your Capitalization table as of a date no earlier than 60 days prior to the filing of the registration statement on EDGAR. See Item 3.B. of Form
     20-F.

The Company has updated its "Capitalization" table on page 33 to March 31, 2005 and advises the Staff that it will further update such table prior to filing the
Registration Statement on EDGAR in accordance with Item 3.B of Form 20-F.

21.  As to your indebtedness, please distinguish between guaranteed and unguaranteed, and secured and unsecured, indebtedness. See Item 3.B. of
     Form 20-F.

                                        4

The Company has added a footnote to the "Capitalization" table on page 33 disclosing that all of its indebtedness is guaranteed, by its subsidiaries, and secured, by liens on the Company's vessels.

Management's Discussion and Analysis, page 34
---------------------------------------------
Contractual Obligations, page 39
--------------------------------

22.  We note the disclosure of a table of contractual obligations as required under Item 5.F.1 of Form 20-F. Please revise your table to include the loan from Fortis Bank and your obligations under the management agreement with
     Stealth Maritime.

The Company has revised the table of contractual obligations on page 48 to include its obligations under the Fortis Bank loan. The Company notes that its obligations under the management agreement with Stealth Maritime were included in the table on contractual obligations contained in the initial filing of the
Registration Statement.

Critical Accounting Policies - Revenues and Expenses, page 40
-------------------------------------------------------------
Note 2 - Accounting for Revenues and Expenses, page F-9
-------------------------------------------------------

23.  We note that you recognize revenues and associated voyage costs on a pro-rata basis over the duration of the voyage. As a result, the operating results of voyages in progress at each reporting date are estimated and recognized pro-rata on a per day basis. Your accounting treatment under these voyage charters does not appear to comply with the acceptable revenue and expense recognition methods in EITF 91-9. In this regard, method 5 would allow for allocation of revenues between reporting periods based on relative transit time in each reporting period (i.e. pro-rata basis), however expenses should be recognized as incurred. You should revise your accounting treatment under this type of charter to apply one of the acceptable methods under EITF 91-9. If management believes that a revision to the historical financial statements would not be material, we would not object if management represents in the disclosure that a change to an acceptable method would not have a material impact on the historical financial statements with an assertion that a revised method in conformity with the guidance in EITF 91-9 will be used in future reporting periods.
     Please revise accordingly.

Voyage expenses mainly consist of bunkers (fuel) expense, commissions and port and canal charges. These are incremental, direct costs related to each voyage charter and would not be incurred except for the related voyage. Bunker (fuel)
costs are expected to comprise the majority of voyage expenses and are incurred fairly constantly over the length of the voyage. With respect to commissions, the Company believes its policy is appropriate due to the relationship between commissions incurred and the charter revenue generated. Commissions, which would not be incurred but for the related charter, are calculated based on a percentage of charter revenues, and, in the event the charter is cancelled, the commissions are refunded in full to the Company. While the timing of incurrence of port and canal costs can vary by voyage charter, such costs are expected to represent a relatively small proportion of overall voyage expenses. The Company supplementally advises the staff that voyage expenses, except commissions, are only incurred in connection with voyage charters which are generally expected to be of a very short term nature (i.e. less than 30 days). Based on its analysis, the Company believes that the impact of utilizing the pro-rata method for recognizing voyage expenses has been and will continue to be insignificant as compared to the guidance outlined in EITF 91-9. The Company will continue to evaluate its expense recognition method for voyage charters and will modify its policy if necessary.

Business, page 53
-----------------
Customers, page 55
------------------

24.  Please disclose the percentage of your business that comes from Petredec
     Ltd. If appropriate, please also consider adding a risk factor in the risk factor section, to address the adverse impact of the loss of your principal customer(s). If any other customer accounts for more than 10% of your revenues, please identify the customer and give the percentage.

The Company has disclosed the percentage of its business that comes from its three largest charter customers: Petredec Ltd., Dow Chemical Company and Statoil
ASA on page 65 under "Business--Customers". The Company has also included a risk factor under "Risk Factors--Company-Specific Risks" disclosing the risks associated with losing any significant customers.

Management, page 73
-------------------

25.  Please consider whether the compensation you intend to pay in the next 12 months, if any, would be material to an investment decision. If so, please disclose it. Refer to Item 6.B.1. of Form 20-F.

The Company has revised the disclosure on page 75 to state the amount of compensation to be paid to its CEO and CFO in 2005 on an annualized basis by
Stealth Maritime, and that the Company will reimburse Stealth Maritime for such amount.

Tax Considerations, page 81
---------------------------

26.  Replace the language in the first paragraph stating investors "should consult" with their own tax advisor with language suggesting or encouraging them to do so.

We have revised the language in the first paragraph under the heading "Tax
Considerations" on page 88 to state that potentials investors are "encouraged to consult" with their tax advisor rather than stating that potential investors
"should consult" with their tax advisor.

Underwriting, page 85
---------------------

27.  We note your disclosure on page 87 that there may be electronic distributions of your shares. If any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares please advise us of that and supplementally confirm that their procedures have been cleared with us. Any electronic offer, sale of distribution should be reflected in this section. If you become aware of any members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response.

The Company has been informed that participants in this offering may engage in electronic distributions of the Company's common stock. The Company has been advised that any such activities will be conducted in accordance with procedures which have been previously reviewed and cleared by the Staff.

28.  We note that your prospectus may be available in electronic format on the
     Internet. Please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide

     us also with copies of all information concerning your company or prospectus that has appeared on their website.

The Company understands that Cantor & Fitzgerald & Co. plans to engage
NetRoadshow, Inc. to host or access the preliminary prospectus on the Internet.
The internet address of NetRoadshow, Inc. is "www.netroadshow.com". Cantor &
Fitzgerald & Co. has entered into a Standard Service Agreement with NetRoadshow,
Inc. which is attached as Exhibit A.

The only material that will appear on NetRoadshow, Inc.'s website in connection with the offering will be copy of the preliminary prospectus and the road show.
In accordance with the agreement, NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters. An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. In the agreement, NetRoadshow, Inc. agrees to comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporate
Finance, Securities and Exchange Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters or applicable law relating to Internet road shows.

29.  Please advise us whether you will have a directed share program of any type. If so, include disclosure in the prospectus describing the program and the group it targets. Also, please provide us with all materials given to potential purchasers in the directed offering.

The Company supplementally advises the Staff that there will not be a directed share program in connection with the offering.

Financial Statement
-------------------
Basis of Presentation and General Information, Page F-7
-------------------------------------------------------

30.  We have reviewed the letter addressed to Mr. Craig C. Olinger, Deputy Chief
     Accountant in the Division of Corporation Finance with your belief that no historical financial information should be provided for the vessels purchased. Based on the information in your letter, we will not object to your determination that the assets acquired do not constitute a business under Article 11 of Regulation S-X. However, the registration statement should include a substantive and robust discussion of your determination that assets and not businesses were acquired. In this regard, please significantly expand your disclosure to clearly explain why the vessels purchased in 2004, and the vessels to be delivered in 2005, do not constitute a business under Article 11-01(d) of Regulation S-X. Your disclosure should include, but not be limited to, the following factors:

     o    historical financial information based on previous charter rates and cost structure are of little relevance to investors;

     o    acquisitions of carriers that are subject to existing time charters must include assignments of the charters (with the charterers'
          consents) to the purchaser;

     o    vessel purchasers are rarely shown any historical financial statements relating to any purchased vessels and the company did not request nor did it receive or consider any historical financial statements when agreeing to acquire the vessels; and

     o    vessel purchases usually involve significant changes in components such as the crew, maintenance and operation or management of the vessel.

     Since this list is not exhaustive, management should discuss any additional factors that may support their position of the acquisition of the vessel as an asset rather than a business.

The Company has included a discussion on page 40 under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Lack of Earlier
Historical Operating Data for Vessels" describing, among other things, (i) that the Company does not obtain historical operating data for the vessels from the sellers because the information is not material to its decision and does not believe it is helpful in assessing the Company's business or profitability, (ii)
that the purchase of a vessel does not itself transfer a charter to which a purchased vessel was operating under, but rather a charterer's consent is required, (iii) the many changes to crew, equipment and maintenance for the vessel that must be undertaken, (iv) that the technical management agreement between the seller's technical manager and the seller is automatically terminated and (v) that a vessel's trading certificates are revoked by its flag state following a change in ownership, each of which the Company believes supports the characterization of the acquisition of vessels as an asset acquisition rather than an acquisition of a business.

31.  In addition, provide a thorough description of the company's business which should include a description of the elements of revenues and expenses that reasonably may be anticipated and of material factors affecting profitability, cash flows and the shareholders' return on investment. Such disclosures should include a potential range of revenues and costs for vessels purchased based on a range of average daily contractual charter rates for the related vessel and determined based on the number of days you anticipate the vessel to be operational (i.e. not in dry docking or without cargo). Estimates of cost should be based on your anticipated costs to crew, maintain and operate each vessel.

The Company has included a discussion on page 42 under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors that
Affect Our Business" describing the elements of revenues and expenses that reasonably may be anticipated and of material factors affecting profitability, cash flows and shareholders' return on investment. In addition, it has included disclosure of financial information with respect to the Gas Prodigy since its acquisition by the Vafias Group in October 2004. As a sister ship of the Gas
Prodigy, it expects these operating costs to be similar for the Gas Oracle.

32.  The last paragraph on page 41 describes that your acquisition of the Gas
     Amazon is subject to a number of conditions. Please revise Note 16 to include the nature of these conditions, including any obligations that require action by StealthGas, Inc.

Please note that the Registration Statement has been revised to reflect that the
Gas Amazon has already been acquired by the Company. As such, no conditions to its acquisition remain.

Note 16:  Subsequent Events, Page F-14
--------------------------------------

33.  We note that two of the vessels you have entered into agreements to acquire will be subject to existing time charters. Please tell us your proposed accounting for these charters, including whether any consideration has been given to separately record these charters as identifiable assets.

The Company accounts for the acquisition of vessels with existing time charters using the general asset acquisition concepts provided in SFAS No. 141 paragraphs
3-8 and related guidance. Specifically, we

record any identifiable intangible assets or liabilities associated with the acquisition of a vessel, including time charters, at fair value. In allocating the purchase price to the time charters, above-market and below-market charters are recorded based on the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i)
the contractual amounts to be paid pursuant to the charter terms and (ii)
management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market
(assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to voyage revenues over the remaining term of the charter.

Signatures, page i
------------------

34.  The registration statement must be signed by the controller or principal accounting officer as well as the principal executive officer, the principal financial officer, and by at least a majority of the board of directors of the registrant.

The Company notes comment number 34 of the Staff's letter of May 24, 2005 and supplementally advises the Staff that it intends to appoint a principal financial officer prior to the first EDGAR filing of the Registration Statement.

Other
-----

35.  We remind you that as stated in Securities Act Release No. 5180, a registrant is "in registration" at least from the time an issuer reaches an understanding with a broker-dealer to the period of 25-40 days after effectiveness, during which dealers must deliver a prospectus. Interviews conducted by the registrant's principals during this period may raise
     Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staffs' position in your response.

The Company acknowledges the Staff's position with respect to the period in which a registrant is considered "in registration" set forth in comment 35 of the Staff's May 24, 2005 letter.

                                    EXHIBIT A

                STANDARD SERVICE AGREEMENT WITH NETROADSHOW, INC.

                                       10

                           STANDARD SERVICE AGREEMENT

THIS STANDARD SERVICE AGREEMENT (the "AGREEMENT") is made and entered into on the Effective Date (as such term is defined on the signature page to this
Agreement) by and between NETROADSHOW, INC., a Delaware corporation ("NRS") and the person or entity named on the signature page below the caption Customer
("CUSTOMER").

SECTION 1. ENGAGEMENT OF NRS. Customer engages NRS to produce and transmit informational meetings involving Customer, representatives of issuers, and prospective purchasers designated by Customer ("ROADSHOWS") regarding securities offerings as and when requested by Customer. The Roadshows shall be transmitted by means of the Internet either directly from the world wide web site of NRS, or through a link to the web site of Customer, at Customer's election. NRS agrees to transmit each Roadshow in its entirety and, unless otherwise instructed by
Customer, to make such Roadshow available for viewing twenty-four (24) hours a day, seven days a week, subject to acts beyond the control of NRS which prohibit such transmission, in which event, NRS will notify Customer promptly of any cessation in the availability of any Roadshow and when such Roadshow is again fully available for viewing. Services to be provided by NRS include video taping and/or audio taping and, to the extent permitted by the SEC Letters (as defined below), editing of the presentation of the Roadshows to the extent necessary to transmit such Roadshows by means of the Internet (provided that NRS will not edit the content of any Roadshow unless requested to do so by Customer or by any applicable issuer with the consent of Customer in regard to administrative or other matters unrelated to the content of a Roadshow, including the production and transmission of the Roadshows.

SECTION 2. NRS RESPONSIBILITIES.

     (a) NRS will take such actions as are necessary to prevent any person from
(i) viewing a Roadshow unless such person has been provided a password by
Customer, (ii) having access to a Roadshow for more than a twenty four hour period with any single password or (iii) downloading or printing any of the contents of a Roadshow.

     (b) NRS will remove a Roadshow transmission from or through its web site as set forth in timely written instructions from Customer or the applicable issuer to remove such transmission (the "SCHEDULED REMOVAL TIME") or, in the event
Customer requests removal of a Roadshow recording prior to the Scheduled Removal
Time, promptly after receipt of written instructions from Customer or the applicable issuer (an "EARLY REMOVAL TIME"). Unless otherwise instructed by
Customer to return to Customer a copy of any Roadshow or any information contained therein, NRS shall, promptly following the Scheduled Removal Time or
Early Removal Time of a Roadshow, destroy and render irretrievable each Roadshow and all copies thereof and all information therein (including, without limitation, any charts or slides previously furnished to NRS by Customer or the applicable issuer).

     (c) NRS shall comply with the terms of that certain response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange
Commission, dated (i) July 30, 1997 with respect to the Roadshow transmission if it relates to an offering which is registered pursuant to the Securities Act of
1933, as amended (the "ACT"), or (ii) January 30, 1998 if it relates to an offering made pursuant to Rule 144A of the Act, as applicable, in each case as amended or updated by other no-action letters or applicable law relating to
Internet Roadshows (the "SEC LETTERS"), subject to the compliance by Customer and each applicable issuer with the terms of such response. Services to be provided by NRS include video taping and/or audio taping and, to the extent permitted by the SEC Letters, editing of the presentation of the Roadshows to the extent necessary to transmit such Roadshows by means of the Internet
(provided that NRS will not edit the content of any Roadshow unless requested to do so by Customer or by any applicable issuer with the consent of Customer), responding to the reasonable requests of the Customer in regard to administrative or other matters unrelated to the content of a Roadshow, including the production and transmission of the Roadshows.

     (d) NRS shall provide Customer, promptly upon request and at the Scheduled
Removal Time or Early Removal Time with information or data available to NRS in regard to the persons and entities which viewed the Roadshows transmitted at the request of Customer.

     (e) NRS shall provide to the persons designated by Customer the passwords required to access each specific Roadshow, and in the case of Roadshows relating to offerings which are registered pursuant to the Act, such passwords shall be changed by NRS once per calendar day.

SECTION 3. PAYMENT FOR SERVICES. Customer shall pay, or arrange for each applicable issuer to pay, NRS for the services rendered in connection with each
Roadshow produced by NRS at the request of Customer, at the rates set forth on the fee schedule

                                        1

attached hereto as EXHIBIT A and incorporated herein by reference. NRS agrees to provide to Customer an invoice upon completion of the production of a Roadshow and Customer agrees to pay, or arrange for each applicable issuer to pay, the full amount due in regard to each such invoice within thirty (30) days of the date of the invoice. NRS and Customer agree that the production of a Roadshow shall be deemed complete once the Roadshow has been video taped or otherwise recorded by persons engaged by NRS for such purpose and Customer and the applicable issuer have approved the technical quality and content of the production. Customer shall be responsible for any federal, state or local sales, use, property or other taxes which may be imposed as a result of the transactions contemplated by this Agreement, provided that NRS shall be responsible for any federal, state, and local income taxes which may be imposed on any payments made to NRS pursuant to the terms of this Agreement. In addition, each party shall bear all costs and expenses incurred by it (including legal fees and expenses) in connection with the preparation, execution, delivery, and performance of this Agreement. Amounts not paid within 30 days of the date of the invoice will accrue interest at eighteen per cent per annum until paid.

SECTION 4. TERMINATION. This Agreement may be terminated by either party at any time with 30 days prior written notice to the other party, provided that such termination shall not be effective with respect to any Roadshow video taped or otherwise recorded by NRS on or prior to the date on which notice of termination is given, until the Scheduled Removal Time or Early Removal Time of such
Roadshow. The provisions of the Agreement relating to keeping proprietary information confidential, the payment of fees and expenses, and governing law will survive any termination of this Agreement.

SECTION 5. COVENANTS AND AGREEMENTS OF CUSTOMER. In the event the Roadshows relate to offerings which are registered pursuant to the Act, Customer covenants and agrees that it shall take such reasonable steps as are necessary in order to provide that the information transmitted in regard to such Roadshows will not be, in any material respect, inconsistent with or contradictory to the information set forth in the prospectus as filed by the applicable issuers with the Securities and Exchange Commission in regard to such Roadshows or with the information disseminated in the live Roadshow presentations.

SECTION 6. PROPRIETARY RIGHTS. NRS acknowledges and agrees that the Roadshow recording is not and shall not at any time be or constitute the property of NRS.
Customer acknowledges that any and all proprietary rights, if any, which NRS may have in regard to the method of transmission of Roadshows by means of the
Internet and the operations of the business of NRS are and shall remain the exclusive property of NRS.

SECTION 7. CONFIDENTIALITY. In connection with discussions between NRS and
Customer, NRS has provided Customer with information ,both orally and in writing, concerning its operations, including the marketing and technical and non-technical aspects of the services to be provided under this Agreement
(collectively the "CONFIDENTIAL INFORMATION"). The Confidential Information does not include the provisions of the Agreement or any information that (a) was or becomes generally available to the public other than as a result of disclosure by Customer, (b) was or becomes available to Customer or its affiliates on a non-confidential basis from a source other than NRS which is not, to the knowledge of Customer, itself bound by a confidentiality agreement with NRS, (c)
was or becomes available to Customer or its affiliates on a non-confidential basis prior to its disclosure by NRS, or (d) was known to Customer or its affiliates or in their possession without any obligation of confidentiality prior to disclosure by NRS. Customer agrees that without the prior written consent of NRS, it will not, except as required by law, regulation or legal process or upon the request or demand of any governmental or regulatory authority having jurisdiction over the Customer or its affiliates or to defend a claim brought against Customer or its affiliates, disclose the Confidential
Information to any person other than its affiliates, officers, directors, employees, agents, accountants, and attorneys who have a need to know the
Confidential Information in connection with the transactions contemplated hereunder. Customer may provide NRS with confidential information regarding
Customer, including, but not limited to, the names of clients of Customer and the provisions of this Agreement, and NRS agrees that it will not, and will not permit its officers, directors, employees, or advisors to, disclose to any person such confidential information except as is required by law. NRS shall not publish any announcement in any newspaper, periodical, or other publication or make any other advertisement which refers to Customer without Customer's prior written consent, which consent may be withheld in its sole discretion.

SECTION 8. ACKNOWLEDGMENT. NRS recognizes its responsibilities for compliance with the Federal securities laws and has informed its affiliates, directors, officers, employees, agents, advisors, and controlling person who may receive any confidential information relating to any issuer of securities whose Roadshow presentation is produced or transmitted by NRS at the request of Customer of their responsibilities for compliance with the Federal securities laws.

                                        2

SECTION 9. LIMITATION OF LIABILITY. NRS and Customer agrees that each issuer whose securities are the subject of a Roadshow transmitted by NRS from or through its web site shall be solely responsible for the content of its
Roadshow.

NRS MAKES NO COVENANTS, REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER,
WHETHER EXPRESS OR IMPLIED (STATUTORY BY OPERATION OF LAW OR OTHERWISE),
RELATING TO THE CONTENT OF ANY ROADSHOW TRANSMITTED BY NRS AND ACCORDINGLY
ACCEPTS NO RESPONSIBILITY OF ANY KIND WHATSOEVER FOR ANY CLAIM, DEMAND, DAMAGES,
LIABILITIES, LOSSES OR EXPENSES SUFFERED BY REASON DIRECTLY OR INDIRECTLY OF THE
CONTENT OF ANY ROADSHOW TRANSMITTED BY NRS FROM OR THROUGH NRS'S WEB SITE. IN NO
EVENT WILL NRS, ITS OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS, SUBSIDIARIES,
OTHER ASSOCIATED COMPANIES, OR ITS LICENSORS BE LIABLE TO CUSTOMER, ITS
OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS, SUBSIDIARIES, OR AFFILIATES UNDER
THIS AGREEMENT OR OTHERWISE, REGARDLESS OF THE FORM OF CLAIM OR ACTION, IN AN
AMOUNT THAT EXCEEDS THE TOTAL SUM OF ALL FEES PAID TO NRS UNDER THIS AGREEMENT
FOR THE CALENDAR YEAR IN WHICH THE CLAIM AROSE.

SECTION 10. REPRESENTATION OF NRS. NRS represents and warrants to Customer that
(a) this Agreement has been duly authorized by NRS and constitutes a legal, valid and binding agreement of NRS, enforceable in accordance with its terms;
(b) the execution, delivery, and performance by NRS of this Agreement will not conflict with or result in the breach or violation of, or constitute a default under, any license, agreement, or other instrument to which it or any of its affiliates is a party or by which any of them are bound or any statute, order, judgment, decree, rule, or regulation of any court or arbitrator or governmental or regulatory agency or body having jurisdiction over any of them; and no consent, approval, authorization, or order of or filing with any such entity is required for the execution, delivery, and performance by NRS of this Agreement;
(c) NRS owns or possesses all material intellectual property rights necessary for the transmission of Roadshows from or through its web site and such transmission will not conflict in any material respects with, and NRS has not received any notice of any claim of conflict with, any such rights of others.
NRS agrees to notify Customer promptly of any modification of the SEC Letters or if such Letters cease to be in effect.

SECTION 11. MISCELLANEOUS. This Agreement will be interpreted and enforced in accordance with the laws of the State of New York. Neither party may assign this
Agreement without the prior written consent of the other party hereto, except that nothing herein shall prevent either party from assigning its rights and obligations hereunder to its present or future subsidiaries or affiliates or to any successor to the business of such party. This Agreement constitutes the entire understanding by and between Customer and NRS with respect to the subject matter hereof and no oral or prior written statements or representations not contained herein will have any force or effect. This Agreement may not be amended except in a writing executed by Customer and NRS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon and inure to the benefit of NRS and Customer and their respective successors and assigns. Time is of the essence of this Agreement. All sections and provisions of this Agreement are severable and the unenforceability or invalidity of any section of this Agreement shall not affect the validity or enforceability of any other section of this
Agreement.

     IN WITNESS, WHEREOF, the undersigned have executed this Agreement as of the
Effective Date.

NRS:

NetRoadshow, Inc.

By: /s/ Brad Hammond
    --------------------------------------------
    Brad Hammond, Chairman and CEO

Date: June 7, 2005
      ------------------------------------------

CUSTOMER:

Customer, Inc.     Cantor, Fitzgerald & Co.

By: /s/ Marc Blazer
    -----------------------------------------------

Name: Marc Blazer
      ---------------------------------------------

Title: Managing Director
       --------------------------------------------

                                        3

                                    EXHIBIT A
                                       TO
                           STANDARD SERVICE AGREEMENT

                                  FEE SCHEDULE

Video Roadshow Fee                                                   $15,000
Audio Roadshow Fee (Recorded On-Site)                                $10,000
Audio Roadshow Fee (Recorded on the Telephone)                       $ 5,000
Slides and Prospectus Only (To Accompany Conference Call or
One-on-One Meeting)                                                  $ 2,500

                                       2

STEPHEN P. FARRELL
212-309-6050
sfarrell@morganlewis.com
------------------------

August 12, 2005

Mr. Max A. Webb
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  StealthGas Inc. - Confidential Submission of Registration Statement on
     Form F-1
     ----------------------------------------------------------------------

Dear Mr. Webb:

On behalf of our client, StealthGas Inc., a company organized under the laws of the Republic of the Marshall Islands and a "foreign private issuer" (the
"Company"), enclosed please find three (3) clean copies of the amended
Registration Statement on Form F-1 relating to the Company's public offering of common stock and three (3) black-lined copies marked against the copy submitted on June 15, 2005. The delivery hereby does not constitute a formal, public filing with the United States Securities and Exchange Commission (the "SEC"),
but rather a confidential submission for review in accordance with Securities
Act Release No. 33-7053 in order to obtain your staff's observations on the enclosed. The Company intends to follow up this amended confidential submission with a formal, public filing after receipt of the Staff's comments thereon.

The Company currently anticipates that it will request the SEC to declare effective the Registration Statement on Form F-1 in September 2005.

The Company's financial statements included in the F-1 Registration Statement have been prepared in accordance with United States generally accepted accounting principles and have been audited by Deloitte Hadjipavlou, Sofianos &
Cambanis S.A., the Company's independent accountants. George D. Cambanis of
Deloitte Hadjipavlou, Sofianos & Cambanis S.A. may be contacted at 011 30 (210)
6781 226.

On behalf of the Company, please allow us to express our appreciation of your attention to this matter and your willingness to provide a confidential pre-filing review of the F-1 Registration Statement.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

If you have any questions or comments regarding this matter, please contact me at (212) 309-6050.

Very truly yours,

/s/ Stephen P. Farrell

Enclosure
cc:  StealthGas Inc.
     Millbank, Tweed, Hadley & McCloy LLP
     Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

                                 STEALTHGAS INC.

                              RESPONSES TO COMMENTS
                              ---------------------

The following are the responses of the Registrant to the June 28, 2005 letter of the Staff of the Securities and Exchange Commission. Page numbers refer to the prospectus included in the revised Registration Statement confidentially submitted herewith. Where a change has been made in response to a comment, conforming changes have been made to similar disclosure elsewhere in the document.

Critical Accounting Policies - Revenues and Expenses, page 49
Note 2: Accounting for Revenues and Expenses, page F-12
-------------------------------------------------------

1.   We note your response to prior comment 23. Please disclose that a change to an acceptable method would not have a material impact on the historical financial statements and also assert that a revised method in conformity with the guidance in EITF 91-9 will be used in future reporting periods if a material change does result. This evaluation and disclosure should be made in both annual and interim reporting periods.

The Company has made the requested disclosure on page 51 under the heading
"Management's Discussion and Analysis of Financial Condition and Results of
Operations--Critical Accounting Policies--Revenues and Expenses" and in Note 2
"Significant Accounting Policies--Accounting for Revenue and Expenses" to the
consolidated financial statements of the Company on page F-10, and with respect to Gaz de Brazil Inc. in Note 2 "Significant Accounting Policies--Accounting for
Revenue and Expenses" to the consolidated financial statements of Gas de Brazil
Inc. on page F-33 of the Registration Statement. The Company supplementally advises the Staff that this evaluation and disclosure will be made in connection with both its annual and interim reports.

Financial Statements -- Gaz De Brazil Inc., page F-43
-----------------------------------------------------

2.   In the amended Form F-1, please provide audited financial statements for the fiscal year 2004 (i.e. October 12, 2004 through December 31, 2004) for
     Gaz De Brazil with the applicable audit report. Refer to the guidance in
     Item 4 of the Form F-1 and Rule 3-05 of Regulation S-X. Please revise accordingly.

The Company advises the Staff that the financial statements of Gaz de Brazil
Inc. as of December 31, 2004 and for the period from September 9, 2004 through
December 31, 2004 have been audited. The Company has included in the
Registration Statement on Form F-1 submitted herewith the report of Deloitte
Hadjipavlou, Sofianos & Cambanis S.A., an independent public accounting firm, with respect to the financial statements of Gaz de Brazil Inc. as of December
31, 2004 and for the period from September 9, 2004 through December 31, 2004 contained in the Registration Statement. The Company supplementally advises the
Staff that Gaz de Brazil Inc. was incorporated on September 9, 2004 and remained inactive until it acquired the Gas Prodigy on October 15, 2004.

Other
-----

3.   Please revise the Index to the Financial Statements (page F-1) so that each of the financial statements contain appropriate page numbering consistent with financial statements.

The Company notes the Staff's comment, and has revised the "Index to Financial
Statements" so that each of the financial statements contains appropriate page numbering consistent with financial statements.

                                      *****

The Company supplementally advises the Staff that after consultation with its underwriters it has elected to include artwork in the Registration Statement on
Form F-1. Copies of such artwork accompany the Registration Statement on Form
F-1 submitted herewith. Please note that the captions to these pictures will identify them as pictures of vessels in the Company's existing fleet.